Exhibit 99-B.4.26

ING Life Insurance and Annuity Company

ENDORSEMENT

The Contract or Certificate, whichever is applicable, is hereby endorsed to revise the DEPOSIT, RESERVE AND SURRENDER PROVISIONS as follows:

In the section of the Contract or Certificate, if applicable, entitled Individual Account Reserve, delete subsection (e) and replace it with the following.

(e)	a charge of $-0- on each anniversary of each Individual Account effective date; and minus

In the section of the Certificate entitled Maintenance Fee, if applicable, delete and replace with the following. The Maintenance Fee will be $-0-.

In the section entitled Surrender Value or Surrender Fee, if applicable, add the following:

The surrender fee is not deducted for a surrender from the Reserve, or from a Participant's Individual Account when the surrender is:

Due to a Participant's separation from service as certified by the Owner; or

Due to financial hardship as defined by the Code.

Add the following provision:

Account Rebalancing

A program that allows Participants to have their Individual Account values automatically adjusted on a scheduled basis in order to maintain the desired percentage allocation for each fund in which the Separate Account is invested. If elected, only account values invested in the Separate Account (excluding GET) are eligible to be rebalanced. Account values invested in the GA Account and the Fixed Account are not eligible to be rebalanced. Transfers made under this program will not be subject to the annual transfer limits imposed by the Contract.

Endorsed and made part of the Contract and Certificate on April 1, 2004, or on the Effective Date of the Contract or Certificate, if later.

/s/ Keith Gubbay
President ING Life Insurance and Annuity Company

ENYCLLGIT/GLIT (4/04)